

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 16, 2015

<u>Via E-mail</u>
Ms. Elizabeth A. Pagliarini
Chief Financial Officer
Summit Healthcare REIT, Inc.
2 South Pointe Drive, Suite 100
Lake Forest, CA 92630

>   **Re: Summit Healthcare REIT, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2014**
>   **Filed March 20, 2015**
>   **File No. 0-52566**

Dear Ms. Pagliarini:

We have reviewed your response letter filed on November 5, 2015 and have the following additional comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2014

Notes to Consolidated Statements of Operations

4. Concentration of Risk, page 62

1.   We note your response to our comment where you indicated that no group of properties rented to a single tenant represented more than 20% of total assets. It is also our understanding that when you disclosed as of December 31, 2014 that you had two tenants which accounted for 46% and 32% of your tenant rental revenue, respectively, that you grouped affiliated tenants for purpose of this disclosure. Please tell us what the nature of the affiliation is amongst the tenants that you grouped for purposes of your concentration disclosure and why you have not chosen to group these same tenants for purposes of making your determination that no group of properties rented to a tenant represented

more than 20% of total assets. Please share the literature upon which you relied in making the determination to not group the affiliated tenants within your significance test.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Senior Staff Accountant
Office of Real Estate & -
   Commodities